      Insurance & Financial Services

 Norman L. Frohreich

President and Chief Executive Officer

FullCircle Registry, Inc.

161 Alpine Drive

Shelbyville, KY 40065-8878

Phone:  (502) 410-4500   Fax:  (502) 633-6163

June 18, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc.

Rule 461 – Acceleration Request Letter for

Registration Statement on Form S-1

File No. 333-152062

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, FullCircle Registry, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:30 A.M., Eastern Standard Time, on Tuesday, June 22, 2010, or as soon thereafter as possible.

FullCircle Registry, Inc. acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United states.

Please feel free to contact us or our attorney, Matthew D. Watkins at (502)589-4215, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President